EXHIBIT 2.1

BRANCH SALE AGREEMENT

Between

BMO HARRIS BANK N.A.

and

SEACOAST NATIONAL BANK

October 14, 2015

Table of Contents

1.	Transfer of Assets, Liabilities and Deposits	1

2.	Closing and Closing Date	3

3.	Payment	4

4.	Allocation of Consideration	6

5.	Transfer of Real Estate	7

6.	Seller’s Closing Documents	11

7.	Buyer’s Closing Documents	12

8.	Closing Documents of Seller and Buyer	12

9.	Seller’s Actions at Closing	13

10.	Transitional Matters	13

11.	Continued Employment of Employees of the Branches	16

12.	Record Retention and Access	19

13.	Taxes	19

14.	Seller’s Representations and Warranties	20

15.	Buyer’s Representations and Warranties	26

16.	Seller’s Covenants	27

17.	Buyer’s Covenants	30

18.	Further Assurances	31

19.	Best Efforts	31

20.	Confidentiality	31

21.	Conditions Precedent to Obligations of Buyer	32

22.	Conditions Precedent to Obligations of Seller	32

23.	Termination by the Parties	33

24.	Effect of Termination	33

25.	Survival of Representations and Warranties	33

26.	Indemnification	34

27.	Defense of Claims	35

28.	Public Announcements	35

29.	Exhibits	35

30.	Brokers	35

31.	Payment of Expenses	35

i

32.	Entire Agreement	36

33.	Amendments	36

34.	Assignment	36

35.	Addresses for Notice	36

36.	Counterparts	37

37.	Severability	37

38.	Governing Law	37

ii

Index of Exhibits

Exhibit A	-	Description of Real Estate
Exhibit B	-	Description of Fixtures and Equipment
Exhibit C	-	Loans
Exhibit D	-	Excluded Loans and Qualified Excluded Loans
Exhibit E	-	Deposits
Exhibit F	-	Assignment and Assumption Agreement
Exhibit G	-	Employee Disclosure Schedule
Exhibit H	-	Ground Leases
Exhibit I	-	Branch Leases
Exhibit J	-	Form of Severance Release

iii

BRANCH SALE AGREEMENT

THIS BRANCH SALE AGREEMENT is made as of October 14, 2015 the “Agreement”), between BMO Harris Bank N.A., Chicago, Illinois (“Seller”) and Seacoast National Bank, Stuart, Florida (“Buyer”).

WITNESSETH:

WHEREAS, Seller carries on an active U.S. banking business and owns the assets and liabilities of the branch offices of Seller identified on Exhibit A attached hereto (individually, a “Branch,” and collectively, the “Branches”) in the course of carrying on its active business;

WHEREAS, Seller desires to transfer certain assets and liabilities of the Branches to Buyer; and

NOW, THEREFORE, in consideration of the mutual agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Seller and Buyer agree as follows:

1.          Transfer of Assets, Liabilities and Deposits.

As of 12:01 a.m. on the closing date agreed to by the parties (or as of 12:01 a.m. on the following business day if the closing date is on a Friday or before a legal holiday) (the “Effective Time”), Seller will sell, assign and transfer (i) the assets of the Branches as of the Effective Time, (the “Assets”), (ii) the obligations of Seller to be discharged, performed or satisfied after the Effective Time with respect to the Assets described below (the “Asset Obligations”), and (iii) the deposits of the Branches as of the Effective Time (the “Deposits”) to Buyer free and clear of all liens and encumbrances of any kind except as disclosed in this Agreement or on the attached Exhibits, and Buyer will purchase certain Assets and assume the Asset Obligations and the Deposits (collectively, the Asset Obligations and the Deposits shall be known as the “Assumed Liabilities”). If the closing date is agreed to be on a Friday, the Branches will not be open for banking business on the following day (Saturday).

(a)          Assets. For purposes of this Agreement, “Assets” means all of Seller’s right, title and interest in and to the assets set forth on Schedule 1(a), which shall include, but not be limited to the following:

(1)         the parcels of real property owned by Seller on which the Branches are located (as identified on Exhibit A) together with the structures and other improvements located thereon (collectively, the “Owned Real Estate”) as set forth on Exhibit A;

(2)         the ground leases, as listed on Exhibit H (“Ground Leases”) and the branch leases, as listed on Exhibit I (“Branch Leases”), related to parcels of real property for Branches in which Seller has a leasehold interest, as set forth on Exhibit A, including the lessee’s interest with respect to all buildings, improvements and appurtenances to the properties that were constructed or installed by or for Seller (collectively, the “Leasehold Improvements”) (together, the Ground Leases, the Branch Leases and the Leasehold Improvements are referred to herein as the “Leased Real Estate”, and the Owned Real Estate and the Leased Real Estate are referred to herein as the “Real Estate”);

1

(3)         the furniture, fixtures, equipment and other personal property, if any, owned or leased by Seller at the Branches, together with the contracts and leases relating to the operation and maintenance of the real estate, furniture, fixtures or equipment of the Branches, all as identified on Exhibit B attached hereto (the “Fixtures and Equipment”), but excluding the following assets: (i) computer software, licensed goods, signs or other materials bearing the words “BMO Harris Bank” or its associated logos, variations or derivatives, (ii) minute books and other records of Seller not related to the Assets, Asset Obligations, Branches or Deposits, and (iii) certain technology equipment set forth on Exhibit B-1 relating to the operation of the Branches, including, but not limited to, desktop computers, laptop computers, desktop monitors, keyboards, multi-function printers, local printers, fax machines, copiers, scanners, telephones, file servers, network routers, network switches, UPS systems, telephone systems, monitoring devices, data circuits, telephone lines, joggers, and cash advance machines;

(4)         the loans shown on Seller’s books and records as being attributable to the Branches (the “Loans”), as identified on Exhibit C attached hereto, but excluding: (A) the Excluded Loans (as defined in Subsection 1(a)(5) below), (B) Seller’s credit card accounts, (C) any retail consumer loans, (D) loans that do not comply with the representations and warranties in Section 14(k), as reasonably determined by the parties prior to the Closing Date, and (E) loans that Seller agrees to retain, if any;

(5)         the loans shown on Seller’s books and records as being attributable to the Branches that are Excluded Loans that Buyer in its sole discretion agrees to buy on the Closing Date, if any (the “Qualified Excluded Loans”). Exhibit D identifies all loans that, as of the date or dates specified thereon, are (i) delinquent by 90 or more days with respect to a required payment of principal or interest, (ii) classified or designated on the books and records of Seller as “substandard,” “doubtful,” “loss” or any comparable classification (or which should be classified or designated as such based on regulatory guidance or customary industry practices), or (iii) listed on any “watch list” or other internal report of Seller (all such loans on any given date, the “Excluded Loans”). Exhibit D will be updated in accordance with Section 3(a), at which time Buyer will designate the Qualified Excluded Loans, if any. All Excluded Loans that are not designated as Qualified Excluded Loans by Buyer will be retained by Seller;

(6)         the safe deposit boxes and related agreements located at the Branches (a summary of the number of safe deposit boxes located at each Branch and the forms of rental agreements for all such safe deposit boxes has been provided to Buyer prior to the date of this Agreement, which will be updated as of the Closing Date);

(7)         the cash on hand at the Branches at the Effective Time;

(8)         all files, books and records that Seller has in its possession and control related to the business and operations of the Branches (the “Records”), including, without limitation, (A) all blueprints and schematics for the Branches; and (B) all files, books and records that Seller has in its possession relating to the Assets, the Asset Obligations and the Deposits, it being understood and agreed that Seller may provide Buyer with electronic copies of Records related to the Deposits and any such Records related to the Deposits will not include any archived or warehoused Records, if any, that are maintained at locations other than the Branches;

2

(9)         all loans made pursuant to overdraft facilities and lines of credit associated with the Deposits as set forth on Schedule 1(a)(9), but excluding any such overdraft facilities and lines of credit which should have been charged off in accordance with Seller’s charge-off policy; each deposit related shall be sold on a “whole loan” basis with servicing transferred to Buyer (collectively, “Deposit-Related Loans”); and

(10)        all repurchase agreement obligations at the Branches as set forth on Schedule 1(a)(10).

(b)          Deposits. For purposes of this Agreement, “Deposits” means the deposit liabilities shown on Seller’s books and records relating to the Branches, including accrued but unpaid interest, both collected and uncollected funds, funds held in sweep accounts, and repurchase agreements, together with Seller’s rights and responsibilities under any related customer agreement. “Deposits” do not include: (1) deposits securing loans or other extensions of credit by Seller or its affiliates if the loans or other extensions of credit are not included in the Loans; (2) deposits which have been reported as abandoned property under the abandoned property laws of any jurisdiction; (3) deposits by Seller or any Seller affiliate; (4) funds maintained in brokerage accounts opened by Seller or any Seller affiliate; (5) employer-sponsored health savings accounts; and (6) deposits of Branch customers where one or more of the customer’s other deposits are retained by Seller pursuant to subsections (5) above. Exhibit E identifies the Deposits as of a date no more than sixty (60) days prior to the date of this Agreement and updated by Seller by 5 pm Eastern time on the date that is six (6) business days prior to the Closing.

(c)          Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, Buyer shall not assume or be bound by any duties, responsibilities, obligations or liabilities, of any kind or nature, known, unknown, contingent or otherwise, of Seller or any of its affiliates, other than the Assumed Liabilities or as otherwise expressly assumed hereunder (all duties, responsibilities, obligations and liabilities of Seller or any of its affiliates, other than the Assumed Liabilities or other obligations expressly assumed hereunder are the “Excluded Liabilities”). Excluded Liabilities shall include, without limitation, (i) all liabilities or obligations not related to the Assets or the Assumed Liabilities, (ii) liabilities attributable to any acts or omissions to act taken or omitted to be taken by Seller or its affiliates prior to the Effective Time, and (iii) obligations attributable to any actions, causes of action, claims or proceedings or violations of law or regulation attributable to acts or omission to act taken or omitted to be taken by Seller or any of its affiliates arising or resulting from the operation of the Branches prior to the Effective Time.

2.          Closing and Closing Date. The closing of the transaction (the “Closing”) contemplated by this Agreement (the “Sale” and the “Closing Date”) will take place at the offices of Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin, or as Seller and Buyer agree. The Closing will take place as soon as practicable after the conditions regarding regulatory approvals and other conditions set forth herein have been satisfied or waived.

3

3.          Payment. The purchase price for the Sale will be payable in an initial and final payment pursuant to subsections 3(a) and (b), respectively.

(a)          Initial Payment. As soon as practicable following the first opening of business after the Effective Time, Seller will transfer to Buyer or Buyer will transfer to Seller, as the case may be, an amount (the “Initial Payment”) which constitutes an estimate of the purchase price for the Sale, calculated by using information available to the parties as of the close of business no more than six (6) business days prior to the Effective Time (the “Initial Time”). Seller will deliver to Buyer at the Initial Time, as updated on the Closing Date, supporting information regarding the items used to calculate the Initial Payment which describes these items as of the date the Initial Payment is calculated, such calculation shall be subject to Buyer’s reasonable consent. The Initial Payment will be in cash or other immediately available funds and will be in an amount equal to the aggregate book value of the Deposits, as shown on the Seller’s books and records as of the Initial Time as shown on Exhibit E, less the sum of the following:

(1)         An amount equal to the net book value for the Owned Real Estate and the Leasehold Improvements on the Lease Real Estate, as set forth on Schedule 3(a)(1) hereto, and the net book value of the Fixtures and Equipment, as reflected on Seller’s books and records as of the last day of the month prior to the month in which the Effective Time falls;

(2)         the purchase price for the Loans, as set forth on Schedule 3(a)(2) (“Loan Purchase Price”);

(3)         the price agreed upon between Buyer and Seller for the Qualified Excluded Loans, as shown on Seller’s books and records as of the Initial Time;

(4)         a deposit premium of three percent (3.0%) of the Deposits, subject to adjustment as set forth on Schedule 3(a)(4) hereto (the “Deposit Premium”), which Deposit Premium shall be calculated as of the close of business no more than six (6) business days prior to the Effective Time;

(5)         for all Deposit-Related Loans, the aggregate principal account balance, plus accrued interest, fees and charges properly recorded on Seller’s books, plus unrecorded accrued interest, fees, or charges, less recorded but unearned interest, fees, or charges, as of the close of business no more than six (6) business days prior to the Effective Time; and

(6)         the cash on hand at the Branches as of the Initial Time.

If the amount calculated above results in a number that is greater than zero, then Seller will transfer the resulting amount to Buyer; however, if the amount calculated above results in a number that is less than zero, then Buyer will transfer the resulting amount to Seller.

4

(b)          Final Payment. Within thirty (30) days after the Effective Time (the “Settlement Date”), Seller will transfer to Buyer or Buyer will transfer to Seller, as the case may be, an amount (the “Final Payment”) which constitutes the difference between the actual purchase price for the Sale, calculated by using information as of the Effective Time, and the Initial Payment. Seller will deliver to Buyer on or before the Settlement Date updated supporting information regarding the items used to calculate the Final Payment that describes these items as of the Effective Time certified by an executive officer of Seller to be true and correct as of the date reflected thereon, which calculation shall be subject to Buyer’s reasonable consent. The Final Payment will be in cash or other immediately available funds and will be in an amount equal to the aggregate book value of the Deposits, as shown on Seller’s books and records as of the Effective Time, less the sum of the following:

(1)         An amount equal to the net book value for the Owned Real Estate and the Leasehold Improvements on the Leased Real Estate, as set forth on Schedule 3(b)(1), and the aggregate book value of the Fixtures and Equipment, as reflected on Seller’s books and records as of the last day of the month prior to the month in which the Effective Time falls;

(2)         the Loan Purchase Price;

(3)         the price agreed upon between Buyer and Seller for the Qualified Excluded Loans, as shown on Seller’s books and records as of the Effective Time;

(4)         the Deposit Premium, calculated as of the Effective Time;

(5)         for all Deposit-Related Loans, the aggregate principal account balance, plus accrued interest, fees and charges properly recorded on Seller’s books, plus unrecorded accrued interest, fees, or charges, less recorded but unearned interest, fees, or charges, as of the Effective Time;

(6)         the cash on hand at the Branches as of the Effective Time;

(7)         amounts for the items listed in subsection (c) below, prorated as of the Effective Time; less (or plus in the event Buyer made the Initial Payment to Seller); and

(8)         the amount of the Initial Payment paid in accordance with subsection 3(a).

If the amount calculated above results in a number that is greater than zero, then Seller will transfer the resulting amount to Buyer; however, if the amount calculated above results in a number that is less than zero, then Buyer will transfer the resulting amount to Seller.

The amount constituting the difference between the Initial Payment and the Final Payment will bear interest from the Initial Payment date to the Final Payment date at a rate equal to the weighted average of the rates on overnight federal funds transactions as determined by the Federal Reserve Bank of Chicago.

(c)          Prorated Items. The following items will be prorated as of the Effective Time: special assessments on the Real Estate, safe deposit box rentals, wages, salaries and earned benefits of the Branch employees, rents, real and personal property taxes (based on the actual amount due for the prior year), utility payments, insurance premiums and similar expenses relating to the physical plant of the Branches, employment taxes relating to the employees, state or federal taxes collected but not remitted, workers compensation payments for employees, FDIC premiums relating to the Deposits and any other expenses, accruals and payments relating to the Assets or the Deposits. Seller will receive a proportionate monetary adjustment to the extent an item has been prepaid by Seller for a period extending beyond the Effective Time, and Buyer will receive a proportionate monetary adjustment to the extent that an item has been deferred by Seller to a time extending beyond the Effective Time and Buyer has paid the item. Any items which would appropriately be subject to proration but which cannot be prorated by the Settlement Date will be prorated as soon as the requisite information is available and will be paid promptly by the appropriate party after this time. Seller will deliver to Buyer at the Initial Time updated supporting information regarding the items which will be prorated as of the Effective Time, which information shall be updated at least six (6) business days before the Settlement Date.

5

4.          Allocation of Consideration.

(a)          Allocation of Purchase Price. No later than sixty (60) calendar days after the final determination of the Final Payment in accordance with the procedures set forth in Section 3(b), Buyer shall prepare and deliver to Seller a draft of a statement (the “Draft Allocation Statement”) setting forth the allocation of the total consideration paid by Buyer to Seller pursuant to this Agreement among the Assets for purposes of Section 1060 of the Code. If, within thirty (30) calendar days of the receipt of the Draft Allocation Statement, Seller shall not have objected in writing to such a draft, the Draft Allocation Statement shall become the Final Allocation Statement, as hereinafter defined. If Seller objects to the Draft Allocation Statement in writing within such thirty (30) calendar-day period, Buyer and Seller shall negotiate in good faith to resolve any disputed items. If, within ninety (90) calendar days after the final determination of the Final Payment in accordance with the procedures set forth in Section 3(b), Buyer and Seller fail to agree on such allocation, any disputed aspects of such allocation shall be resolved by a nationally recognized independent accounting firm mutually acceptable to Buyer and Seller. The allocation of the total consideration, as agreed upon by Buyer and Seller (as a result of either Seller’s failure to object to the Draft Allocation Statement or of good faith negotiations between Buyer and Seller) or determined by an accounting firm under this Section 4(a) (the “Final Allocation Statement”), shall be final and binding upon the parties. Each of Buyer and Seller shall bear all fees and costs incurred by it in connection with the determination of the allocation of the total consideration, except that the parties shall each pay one-half (50%) of the fees and expenses of such accounting firm.

(b)          IRS Forms. Buyer and Seller shall report the transaction contemplated by this Agreement (including income tax reporting requirements imposed pursuant to Section 1060 of the Code) in accordance with the allocation specified in the Final Allocation Statement. Each of Buyer and Seller agrees to timely file, or cause to be timely filed, IRS Form 8594 (or any comparable mutually acceptable IRS form) and any required attachment thereto in accordance with the Final Allocation Statement. Except as otherwise required pursuant to a “determination” under Section 1313 of the Code, neither Buyer nor Seller shall take a tax position which is inconsistent with the Final Allocation Statement. In the event any party receives notice of an audit in respect of the allocation of the consideration paid for the Assets, such party shall immediately notify the other party in writing as to the date and subject of such audit. Any adjustment to the Final Payment pursuant to Section 3(b) shall be allocated among the Assets by reference to the item or items to which such adjustment is attributable.

6

5.          Transfer of Real Estate.

The Real Estate of the Branches will be conveyed under the following terms and conditions:

(a)          Inspection.

(1)         For a period of thirty (30) days following the date of this Agreement, Buyer, at its expense, may conduct reasonable investigations and inspections of the Real Estate as Buyer deems appropriate (excluding environmental studies, which are addressed below) to determine that the Real Estate is fit for Buyer’s purposes and in the condition required by Buyer. In the event Buyer determines that there are defects or conditions with respect to the Real Estate which inhibit Buyer’s ability to conduct business thereat or which affect, to any material extent, the marketability of the Real Estate, Buyer will have the option, at its sole discretion to: (A) terminate this Agreement (effective upon the expiration of the cure period) by giving written notice of termination to Seller within thirty (30) days following the date of this Agreement (time being of the essence) in which event Seller shall have thirty days from receipt of such notice of termination to cure any such defect and avoid a termination; (B) enter into an agreement that would exclude the aforementioned Real Estate from Buyer’s purchase of the Branches set forth in Section 1(a)(1), provided that Seller will have thirty (30) days after receipt of notice from Seller to cure any such defect, after which the parties shall then adjust the purchase price of the Sale to reflect the reduction of Real Estate based on the calculations set forth in Sections 3(b) and 5(f) in the event that the Seller does not cure the defect; it being understood that Buyer shall still assume the Deposits related to the excluded Real Estate; or (C) accept the Real Estate in its condition at the time with no reduction in the price allocated to the Real Estate, in which case this contingency will be deemed waived. In the event Buyer fails to make a timely objection under this section, this contingency will be deemed waived.

(2)         Buyer will have the right to enter the Real Estate and conduct the inspections and investigations described in subsection (1) during normal business hours and upon at least two business days’ advance written notice to Seller. Buyer’s activities on the Real Estate will not include intrusive tests or inspections without Seller’s prior written consent. Buyer will not interfere with the business activities being conducted on the Real Estate during the times of access and Buyer, at its expense, will fully repair and restore all damage and alterations to the Real Estate caused by or on behalf of Buyer and will indemnify Seller for any other loss Seller incurs as the result of Buyer’s activities on the Real Estate.

(b)          Environmental Matters.

(1)         As used in this section and in this Agreement:

“Environmental Condition” means: (1) an above ground storage tank, underground storage tank, subsurface structure or container, and its associated piping, which is present at the Real Estate and which violates an Environmental Law; (2) a Hazardous Substance present in soil and/or groundwater at the Real Estate which violates an Environmental Law; (3) a discharge, emission or release of a Hazardous Substance related to the Real Estate which violates an Environmental Law; (4) an event or condition that likely has occurred or exists with respect to the Real Estate which constitutes a violation of an Environmental Law; or (5) an event or condition related to the Real Estate which requires cleanup, remedy, abatement or restoration of contaminated surface water, groundwater, soil or natural resource under an Environmental Law.

7

“Environmental Law” means any federal or state law, regulation or common law ruling applied by a federal or state court or agency that governs: (1) health, safety and sanitation; (2) the protection of the environment or human health or welfare; (3) the presence, investigation, correction, abatement, remedy, restoration or cleanup of a Hazardous Substance; (4) the closure of a treatment, storage or disposal facility; (5) the use, storage, treatment, generation, transportation, processing, handling, production or disposal of a Hazardous Substance; (6) the protection of the environment from spilled, released, discharged or deposited Hazardous Substances; or (7) the reimbursement or contribution for the costs of responding to the presence of a Hazardous Substance.

“Hazardous Substance” means a substance, contaminant, pollutant, chemical, material or waste which is considered to be hazardous or toxic under an Environmental Law.

(2)         Within thirty (30) days following the date of this Agreement, Buyer may complete, at its expense, a Phase I environmental assessment (the “Environmental Survey”) of the Real Estate. Upon receipt, Buyer promptly will provide Seller with the results of the Environmental Survey, including copies of all written reports, analytical data, correspondence, notices or other written material. In the event the Environmental Survey identifies an Environmental Condition, Buyer will give Seller written notice of the Environmental Condition within five (5) business days of receipt of the Environmental Survey (together with all information it possesses relating to the Environmental Condition). Within sixty (60) days of receipt of the notice from Buyer, Seller may complete a physical examination and investigation of the Environmental Condition revealed in the Environmental Survey (the “Phase II Survey”). The subject, scope, manner and method of the Phase II Survey will be subject to Buyer’s prior review and reasonable approval. During the Phase II Survey, Buyer will have access to all field data, analytical data and analytical results. Upon Seller’s receipt of a final written report of the Phase II Survey, Seller promptly will deliver to Buyer copies of the Phase II Survey report, all written reports, analytical data, correspondence, notices or other written materials relating thereto (which collectively constitutes the “Phase II Survey”).

(3)         In the event Seller elects not to conduct a Phase II Survey, or if Seller elects to conduct a Phase II Survey and it confirms the presence of an Environmental Condition related to the Real Estate, Buyer, at its sole discretion, will have a period of fifteen (15) days from Seller’s election to not conduct a Phase II Survey or from receipt of the Phase II Survey, as the case may be, to either (A) accept the Real Estate “as is,” (B) enter into an agreement with Seller regarding the abatement of the Environmental Condition, or (C) notify Seller in writing that Buyer has elected to terminate this Agreement. In the event Seller elects to conduct a Phase II Survey and it confirms the presence of an Environmental Condition, which inhibits Buyer’s ability to conduct business thereat or which affects, to any material extent, the marketability of the Real Estate, Buyer will additionally have the option, in its sole discretion, to enter into an agreement that would exclude the aforementioned Phase II Real Estate from Buyer’s purchase of the Branches set forth in Section 1(a)(1), provided that Seller will have thirty (30) days after receipt of notice from Seller to remediate any such Environmental Condition so that it does not inhibit Buyer’s ability to conduct business at the location or materially affect the marketability of the Real Estate, after which the parties shall then adjust the purchase price of the Sale to reflect the reduction of Real Estate based on the calculations set forth in Sections 3(b) and 5(f) in the event that the Seller does not remediate the Environmental Condition as described above; it being understood that Buyer shall still assume the Deposits related to the excluded Real Estate. In the event Buyer fails to make a timely objection under this section this contingency will be deemed waived. If a Phase II Survey is conducted but does not confirm the presence of any Environmental Condition related to the Real Estate, Buyer will be obligated to complete the Sale within thirty days of receipt of the Phase II Survey or the satisfaction of the conditions regarding regulatory approval, whichever is later.

8

(4)         If any of the Real Estate is not purchased by Buyer, Seller will have no further responsibility or obligation to Buyer with respect to the retained Real Estate.

(c)          Title.

(1)         At least fifteen (15) days prior to the Closing Date, Seller will provide Buyer with a commitment from a title insurance company licensed in Florida to issue title insurance for an amount equal to the net book value of the Owned Real Estate upon the recording of proper documents and payment of the applicable premium to the title insurance company (the “Title Commitment”). The Title Commitment will show title to the Owned Real Estate as of a date no more than fifteen (15) days before the Title Commitment is provided to Buyer and will be sufficient to insure good and marketable fee simple record title to the Owned Real Estate except for municipal and zoning ordinances and related agreements, recorded easements, recorded building and use restrictions and covenants, general taxes levied in the year in which the Effective Time falls, any matters that a current and accurate survey of the Owned Real Estate would disclose and any other matters approved by Buyer (collectively, the “Permitted Exceptions”).

(2)         Upon receipt of the Title Commitment and its related documents, Buyer will have ten (10) days to examine the Title Commitment and notify Seller in writing of any defects or objections affecting the marketability of the title to the Owned Real Estate which are not included in the Permitted Exceptions. Seller will then have until the Closing Date to cure the defects and objections. If Seller elects not to cure the defects and objections or fails to cure the defects or objections by the Closing Date, Buyer will have the option, at its sole discretion, to: (A) terminate this Agreement by giving written notice of termination to Seller; or (B) accept title to the Owned Real Estate subject to the defects and objections with no reduction in the price allocated to the Owned Real Estate, in which case the defects and objections will be deemed “Permitted Exceptions.” In the event that any defects or objections inhibit Buyer’s ability to conduct business thereat or affect, to any material extent, the marketability of the Owned Real Estate, Buyer will additionally have the option, in its sole discretion enter into an agreement that would exclude the Owned Real Estate subject to the defects or objections from Buyer’s purchase of the Branches set forth in Section 1(a)(1), provided that Seller will have thirty (30) days after receipt of notice from Seller to remediate any such defects or objections so that it does not inhibit Buyer’s ability to conduct business at the location or materially affect the marketability of the Owned Real Estate, after which the parties shall then adjust the purchase price of the Sale to reflect the reduction of Real Estate based on the calculations set forth in Sections 3(b) and 5(f) in the event that the Seller does not remediate any such defects or objections as described above; it being understood that Buyer shall still assume the Deposits related to the excluded Owned Real Estate.

9

(3)         Seller will pay the cost of the Title Commitment and the cost of any transfer tax imposed by the State of Florida on the conveyance of the Owned Real Estate. Buyer will pay the cost of any investigation of the Owned Real Estate desired by Buyer and the cost of any additional title coverage or special endorsements.

(d)          Condition of Real Estate. Prior to the expiration of the inspection and review periods in this Section, Buyer acknowledges that it will have the full and adequate right to inspect and review the Real Estate. The waiver or deemed waiver of Buyer’s option to terminate the Sale and the completion of the closing each constitute conclusive evidence that Buyer is satisfied with the condition of and title to the Real Estate. In closing this transaction and completing its due diligence, Buyer will be relying exclusively on its own inspections and reviews and not upon any express or implied representation or warranty of Seller, except as set forth in Sections 14(g) and 14(h).

(e)          Leased Real Estate.

(1)         Within forty-five (45) days of the date of this Agreement, Seller shall use its commercially reasonable efforts (which shall not require any Seller to pay any money or other type of consideration to any person or to initiate any claim or proceeding against any person) to cause every landlord of a Branch Lease or Ground Lease, the consent of which is required under the terms of the applicable Branch Lease or Ground Lease to the assignment of such Branch Lease or Ground Lease to Buyer (as set forth on Schedule 5(e) hereto), to execute in favor of Buyer a landlord consent (“Landlord Consent”).

(2)         Notwithstanding anything to the contrary contained in this Agreement, if Seller fails to obtain a Landlord Consent from a landlord under a Branch Lease or Ground Lease despite its commercially reasonable efforts, Buyer shall not be entitled to terminate this Agreement and Buyer shall remain obligated to perform all of its obligations hereunder with respect to the applicable Branch location, including without limitation, the assumption of the Deposits relating thereto and the payment of the purchase price, which shall be reduced by the net book value of the Fixtures and Equipment attributable to such Leased Real Estate, but excluding only Buyer’s obligation to assume such Branch Lease or Ground Lease.

(3)         If, despite Seller’s commercially reasonable efforts, a Landlord Consent to assignment of a Branch Lease has not or cannot be obtained, or cannot be obtained without the payment of an assignment fee or similar lump sum payment by Seller, Seller shall, if permitted without the consent of the landlord under the Branch Lease or Ground Lease, sublease the Branch to Buyer pursuant to a sublease agreement which shall be for the remainder of the existing term of the Branch Lease or Ground Lease, and which shall provide for Buyer to perform all of the obligations of Seller under such Branch Lease Ground Lease and which otherwise shall contain mutually agreeable terms (a “Sublease Agreement”).

10

(4)         If Seller shall be unable to deliver (A) a Landlord Consent with respect to a Branch Lease or Ground Lease or (B) a Sublease Agreement, then, in Buyer’s sole discretion if permitted without the consent of the landlord under the Branch Lease or Ground Lease, Buyer may choose to either (x) request that Seller use commercially reasonable efforts to make available to Buyer the space necessary for the operations of the applicable Branch pursuant to a Use and Occupancy Agreement in a form to be agreed upon by Buyer and Seller or (y) elect not to assume such Branch Lease or Ground Lease; it being understood and agreed upon by the parties that the Deposits that are associated with the Branch located on such Leased Real Estate will still be assumed by Buyer pursuant to this Agreement.

(5)         Notwithstanding the foregoing, Seller shall remain liable for any breach or violation of the terms of a Branch Lease or Ground Lease occurring on or prior to the Closing, including but not limited to, failure to obtain a Landlord Consent from a landlord under a Branch Lease or a Ground Lease.

(f)          Conveyance of Real Estate. At the Effective Time, Seller will convey the Owned Real Estate by special warranty deed, free and clear of all liens and encumbrances except the Permitted Exceptions, and assign to Buyer all of the leasehold interests under the Branch Leases free and clear of all liens and encumbrances, except any Permitted Exceptions.

6.          Seller’s Closing Documents.

On the Closing Date, Seller will provide Buyer with the following documents dated as of the Effective Time:

(a)          Special Warranty Deed. A Special Warranty Deed conveying to Buyer marketable fee simple title to the Owned Real Estate, subject to the Permitted Exceptions.

(b)          Seller’s Affidavit. A customary seller’s affidavit as to liens and possession in the form required by the title insurance company.

(c)          Bill of Sale. A bill of sale conveying the Assets and Leasehold Improvements to Buyer.

(d)          Certificate of Compliance. A certificate executed by an executive officer of Seller certifying that conditions (a) and (b) of Section 21 have been satisfied and that all representations and warranties set forth in Section 14 are true and correct in all material respects as of the Closing as if then made (except to the extent that such representations and warranties speak of an earlier date, in which event they shall be true and correct as of such earlier date).

(e)          Updated Exhibits. All exhibits to this Agreement updated to a date no more than five (5) business days before the Closing Date.

(f)          Other Documents. Other documents as are reasonably required by Buyer.

(g)          Branch Lease and Ground Lease Assignments. Agreements in a form to be mutually agreed upon by Buyer and Seller, pursuant to which Seller’s interest in the Branch Leases and Ground Leases are assigned to and assumed by Buyer (“Branch Lease Assignments”).

11

(h)          Landlord Matters. Subject to the provisions of Section 5(e), any required Landlord Consents.

(i)          Records. The Records shall be delivered to Buyer.

(j)          FIRPTA Certificate. A certificate of non-foreign status pursuant to Treasury Regulation Section 1.1445-2(b)(2) from Seller, duly executed and acknowledged, substantially in the form of the sample certificates set forth in Treasury Regulation 1.1445-2(b)(2)(iv)(B).

7.          Buyer’s Closing Documents. On the Closing Date, Buyer will provide Seller with the following documents dated as of the Effective Time:

(a)          Certified Resolutions. A certified copy of the resolutions adopted by Buyer’s Board of Directors approving the Agreement and the Sale.

(b)          Certificate of Compliance. A certificate executed by an executive officer of Buyer certifying that conditions (a) and (b) of Section 22 have been satisfied and that all representations and warranties set forth in Section 15 are true and correct in all material respects as of the Closing as if then made (except to the extent that such representations and warranties speak of an earlier date, in which event they shall be true and correct as of such earlier date).

(c)          Regulatory Approvals. A copy of each regulatory approval required in conjunction with the Sale.

(d)          Other Documents. Other documents as are reasonably required by Seller.

(e)          Branch Lease Assignments. The Branch Lease Assignments for the Branch Leases and Ground Leases, and such other instruments and documents as Seller or any landlord under a Branch Lease or Ground Lease may reasonably require as necessary or desirable for providing for the assignment to and assumption by Buyer of such Branch Lease or Ground Lease, as applicable, each such instrument and document in the form and substance reasonably satisfactory to the parties hereto and dated as of the Closing Date.

8.          Closing Documents of Seller and Buyer. On the Closing Date, Seller and Buyer will provide the following documents dated as of the Effective Time:

(a)          Settlement Statement. A settlement statement showing the amounts paid by Buyer and Seller in connection with the Sale with schedules supporting the amounts paid for or with respect to the Deposits, Loans and Qualified Excluded Loans.

(b)          Assignment and Assumption Agreement. An assignment agreement whereby Seller assigns all of its right, title and interest in and to the Assets to Buyer and thereby Buyer assumes the Asset Obligations and the Deposits (a form of which is attached as Exhibit F). This agreement will reflect that the transfers are without recourse to Seller except as required by applicable law or otherwise provided in this Agreement.

12

9.          Seller’s Actions at Closing. At or before the Effective Time, Seller will take the following actions with respect to the transfer of the Assets, the Asset Obligations and the Deposits:

(a)          Delivery of Possession. Seller will deliver possession and control of the Assets to the Buyer.

(b)          Loan Documentation. Seller will deliver to Buyer originals of all loan documents and related materials, including correspondence and memoranda, contained in Seller’s files with respect to each Loan and Qualified Excluded Loan, including, without limitation, all original promissory notes or other evidence of indebtedness for each Loan or Qualified Excluded Loan properly endorsed by Seller to the order of Buyer.

(c)          Assignment Forms. Except as otherwise agreed, Seller will evidence the transfer of the Loans and Qualified Excluded Loans to Buyer by providing the following documentation: (1) for each Loan and Qualified Excluded Loan secured by real estate, Seller will provide a standard assignment form in recordable form (the recording fee for which will be paid by Buyer); and (2) for each Loan and Qualified Excluded Loan secured by collateral described in Uniform Commercial Code filings, Seller will file the standard Uniform Commercial Code assignment form electronically through UCC Direct (the filing fee for which will be paid by Buyer).

(d)          Other Matters. Seller will cooperate with Buyer for other matters relating to the assignment and transfer of the Assets, the Asset Obligations and the Deposits, including, if requested, the establishment of a schedule of charges with respect to future services which may be required by Buyer.

10.         Transitional Matters.

(a)          Orderly Transfer. Before and after the Closing Date, Seller and Buyer will cooperate in good faith to ensure the orderly and efficient transfer and conversion of the Assets and Deposits. To this end and to the extent not otherwise provided in this Agreement, Seller and Buyer will meet and agree upon appropriate procedures for notification of customers, employees and suppliers, for conversion of data processing and check clearing systems, and for notification respecting customer inquiries. No later than fifteen (15) days after the date of this Agreement, Seller will meet with Buyer to investigate, confirm and agree upon mutually acceptable transaction settlement procedures and specifications, files, procedures and schedules, for the transfer of account record responsibility. Seller shall use reasonable best efforts to deliver to Buyer the specifications and sample files within thirty (30) days after the date of this Agreement; it being understood and agreed that any such sample files will not include any customer-identifiable information.

13

(b)          Notices. Seller, at its sole cost and expense, will provide an initial notice to customers of the Branch regarding the transaction, which shall be subject to reasonable review and approval by the Buyer. Thereafter, Buyer and Seller will jointly give all required notices to customers of the Branches, including any transfer notices required by applicable law or the terms of any other agreement between Seller and any customer in connection with the transactions contemplated hereby. Buyer and Seller will, without charge to the customers of the Branches, promptly notify the customers of Buyer’s assumption of the Deposits by letter, in a form reasonably acceptable to Seller and Buyer, and furnish each customer that holds demand deposits or NOW accounts with checks on Buyer’s forms and with instructions to utilize Buyer’s checks and destroy unused checks of Seller. Buyer will notify the customers of the date after which it will no longer honor checks, drafts, withdrawal orders and Automated Clearing House (“ACH”) transactions with the Seller’s imprint and/or ABA routing number, which shall be sixty (60) days after the Effective Time. Buyer will also notify customers of any Branch operational changes to the extent customer notice must be provided to effect such changes prior to Closing. Except for the initial Seller notice, all costs and expenses of any notice or communication sent or published under this Agreement shall be the responsibility of Buyer. Any notification or communication by Buyer hereunder shall be subject to the prior review and approval of Seller and any notification or communication by Seller hereunder shall be subject to the prior review and approval of Buyer. A party proposing to send or publish any notice or communication pursuant to this Section 10(b) shall furnish to the other party a copy of the proposed form of such notice or communication for review and approval at least five (5) business days in advance of the proposed date of the first mailing, posting or other dissemination thereof. Seller hereby agrees to cooperate with Buyer in providing notices to customers and the applicable regulatory agencies, subject to Schedule 10(b) hereto.

(c)          Payment of Items. For a period of ninety (90) days after the Effective Time, Buyer will pay in accordance with law and customary banking practices all properly drawn and presented checks, drafts and withdrawal orders presented to Buyer drawn on the checks, drafts or withdrawal order forms provided by Seller and in all other respects discharge, in the usual course of the banking business, the duties and obligations of Seller with respect to the Deposits.

(d)          Settlement of Items. Prior to the Effective Time, Seller and Buyer will develop appropriate procedures and arrangements (which shall include establishment by Buyer of a settlement account with Seller) to provide for settlement by Buyer of checks, drafts, withdrawal orders, returns and other items that are drawn on or chargeable against Deposits after the Effective Time. Seller will cooperate with Buyer and take reasonable steps requested by Buyer to ensure that, for ninety (90) days after the Effective Time, each check, draft or withdrawal order drawn against Deposits encoded for presentment to Seller or to any bank for the account of Seller is delivered to Buyer in a timely manner and except as provided below, in accordance with applicable law and clearinghouse rule or agreement. Notwithstanding the foregoing, Buyer agrees that in lieu of transmitting or delivering original checks, substitute checks or electronic check images during the ninety (90) day settlement period, Seller may electronically transmit extracted data for checks encoded for presentment to Seller. Buyer acknowledges and agrees to the foregoing procedure and waives any rights that it may have against Seller under the Uniform Commercial Code and applicable law to return any such items, to revoke settlement, or to otherwise hold the Seller liable for any such items solely because the items do not qualify as “substitute checks” under applicable law.

14

(e)          Stop Payment Items. Buyer will honor stop payment orders initiated prior to the Effective Time and reflected in stop payment documents delivered to Buyer. If following receipt of appropriate stop order documentation, Buyer makes a payment in violation of an order, Buyer will be solely liable for the payment and will indemnify, hold harmless and defend Seller from and against all claims, losses and liabilities, including reasonable attorney fees and expenses, arising out of the payment.

(f)          Returned Items. Buyer will pay promptly to Seller an amount equal to the amount of any checks, drafts or withdrawal orders credited to the Deposits on or before the Effective Time which are returned to Seller or Buyer after the Effective Time as uncollectible, less the Deposit Premium percentage for the returned item.

(g)          Government Checks. Upon a request after the Effective Time from a state or federal agency to reclaim funds relating to forged social security checks, unemployment checks or welfare checks credited by Seller prior to the Effective Time from a Deposit transferred to and assumed by Buyer, Buyer will honor the request and pay the amount requested, up to the amount of collected funds in the account relating to the request as of the date of such request, less the Deposit Premium percentage for the government check. Seller will remain liable for remitting any deficiency.

(h)          Post-Closing Payments. Seller promptly will remit to Buyer all payments on Loans or otherwise relating to the Loans that are received by Seller after the Effective Time. If the balance due on any Loan has been reduced by Seller as a result of a payment by check or other instrument received prior to the Effective Time and if the paying instrument is returned to Seller after the Effective Time as uncollectible, an amount equal to the reduction will be paid by Buyer to Seller and Seller will assign all right, title and interest in the uncollectible item to Buyer.

(i)          Interest Reporting and Withholding. Unless otherwise agreed to by the parties, Seller will report to applicable taxing authorities and holders of Deposits, with respect to the period from January 1 of the year in which Closing occurs through the Closing Date, all interest (including dividends and other distributions with respect to money market accounts) credited to, withheld from and any early withdrawal penalties imposed upon the Deposits. Buyer will report to the applicable taxing authorities and holders of Deposits, with respect to all periods from the day after the Closing Date, all such interest credited to, withheld from, and any early withdrawal penalties imposed upon, the Deposits. Seller hereby agrees to transfer at Closing as part of the Records delivered hereunder all tax information necessary for Buyer to timely report, file and withhold taxes with respect to the Assets and Deposits.

(j)          ACH Debit or Credit Transactions. On the Closing Date, and on each business day during the ninety (90) day period following the Closing Date, Seller will deliver to Buyer a NACHA-formatted file of all Automated Clearing House (“ACH”) credit and debit records containing a current day effective date, which Seller, in the exercise of its reasonable efforts, is able to identify.  Seller shall transmit this information to Buyer each business day as soon as practicable, but no later than 7:30 A.M. Central Time for those transactions in the two early morning Fed windows and by midnight Central Time for those transactions in the last two Fed windows.  Seller shall post the transactions to the Due to Account for settlement purposes.  Buyer will be responsible for crediting and debiting customers with ACH transactions in the accounts.  On a daily basis within the agreed-upon timeframe, Buyer will provide Seller with new routing/transit and account number detail for all ACH transactions received, allowing Seller to perform timely “Notifications of Change” to originators.  On a daily basis within the agreed-upon timeframe, Buyer will also provide Seller with specifics on any ACH transactions that must be returned.  Following ninety (90) days after the Closing Date, Seller will discontinue accepting and forwarding ACH transactions to Buyer.  Transactions will be returned to the originators marked “No Account Found” included as the reason for the return.

15

(k)          ATM and Debit Cards. Seller will use its reasonable best efforts to provide Buyer with a list of ATM and debit cards issued by Seller to depositors of any Deposits, and a record thereof in a format reasonably agreed to by the parties containing all addresses therefor, no later than ten (10) calendar days after receipt of all required regulatory approvals for the Sale, and Seller will provide Buyer with an updated record from time to time prior to Closing along with other conversion sample files (to include no less than three (3) sample files not including the conversion file). At or promptly after Closing, Seller will provide Buyer with a revised record through Closing. Following the receipt of all regulatory approvals (except for the expiration of statutory waiting periods), Buyer shall reissue ATM access/debit cards to depositors of any Deposits not earlier than forty-five (45) calendar days nor later than fourteen (14) calendar days prior to the Closing Date, which cards shall be effective as of the next business day following the Closing Date. Buyer and Seller agree to settle any and all ATM transactions and Debit card transactions effected on or before the Closing Date, but processed after the Closing Date, as soon as practicable.

11.         Continued Employment of Employees of the Branches.

(a)          Offer of Employment to Employees. As of the Effective Time, Buyer will offer employment to Seller’s Branch employees (the “Employees”), as identified on the Employee Disclosure Schedule attached hereto as Exhibit G, which will be updated as of the Closing Date. The written offers of employment, which will be effective as of the Effective Time, will be sent to the Employees no later than twenty (20) business days before the Closing Date. Buyer will offer to pay each Employee a base salary that is no less than the base salary for each such Employee immediately prior to the Closing Date and provide Employees with compensation opportunities which are no less favorable in the aggregate than those provided to such Employees immediately prior to the Closing Date by Seller. Seller shall not terminate any Employees prior to the Effective Time except for terminations for Cause (as defined below), and in the event of a proposed termination of an Employee for any reason other than for Cause, Seller shall consult with Buyer in advance.

(b)          Seller’s Duties. Immediately prior to the Effective Time, Seller shall terminate the employment of the Employees and Seller shall make all payments to such Employees for wages, incentive compensation, commissions, bonuses, and vacations owing to or accruing by such Employees prior to the Effective Time. Buyer shall not be obligated to Seller or any other party for any compensation or labor-related obligations or liabilities arising out of any person’s employment with the Seller, and Seller agrees to satisfy all such obligations and/or liabilities. Seller shall be solely responsible for claims for welfare benefits as defined in Section 3(1) of ERISA (whether or not covered by ERISA) and for workers’ compensation, in each case that are incurred by or with respect to any Employee (and his or her spouse, dependents or beneficiaries) before the Effective Time. Seller shall take any and all action as may be required, including, if necessary, amendments to the tax qualified defined contribution plan of Seller in which Transferring Employees (as defined in Section 11(d)) participate (the “Seller 401(k) Plan”) to permit each Transferring Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code excluding loans) in cash in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Transferring Employee from the Seller 401(k) Plan to the Buyer’s 401(k) plan.

16

(c)          Employee Disclosure Schedule. The Employee Disclosure Schedule attached hereto as Exhibit G: (1) lists each Employee’s base salary and other compensation (including incentives, bonuses, commissions, stock based awards, perquisites, etc.) during the preceding 12 month period and increases in base salary during the preceding 12 month period; and (2) identifies the normal work schedule for each Employee. On the Closing Date, the Seller will update the Employee Disclosure Schedule to reflect credit for sick leave or other paid time off due to any Transferring Employee (as defined below) under the sick leave or other paid time off policies of the Seller, which credit shall have been reduced for any such time off prior to the Effective Time.

(d)          Transferring Employees’ Benefits. To the extent permitted by applicable law, each Branch employee who accepts an offer of employment from Buyer (a “Transferring Employee”) will be immediately eligible to participate in all employee welfare benefit plans and other fringe benefits and perquisites extended to employees holding comparable positions with Buyer, and will be given immediate credit under all employee benefit plans covering employees of Buyer in existence at the Effective Time for length of service with Seller or any of Seller’s affiliates. Transferring Employees shall not be subject to exclusions for pre-existing medical conditions nor subject to any waiting periods for medical or dental plan coverage. Transferring Employees will be given credit for their respective years of service with Seller or any of Seller’s affiliates for purposes of determining their participation and vesting (but not for funding and/or accrual of benefits) in the retirement, 401(k) and other benefit plans of Buyer. Buyer will admit participating Transferring Employees to its retirement plan and 401(k) plan on the Effective Time and will permit them to roll any payments from the retirement plan and 401(k) plan of Seller or Seller’s affiliates, as permitted by the Buyer’s plan(s) and IRS regulations. Buyer shall recognize service credit for vacation, sick leave or other paid time off due to any Transferring Employee under the vacation, sick leave and any other paid time off policies of the Buyer. After the Closing Date, the Transferring Employees shall continue to accrue vacation, sick leave and any other paid time off under the terms of the Buyer’s vacation, sick pay and any other paid time off plans and policies. Effective as of the Closing Date, all Transferring Employees shall cease to participate in all benefit plans of Seller and its affiliates.

(e)          Inactive Employees. With respect to each Employee who has been made an offer of employment by Buyer and who is not actively at work on the Closing Date as a result of an approved leave of absence, such Employee shall become a Transferred Employee as of the date on which such Employee commences active employment with Buyer, which must occur within twelve (12) months following the Closing Date or such longer period as may be required by applicable law. On the Closing Date, Seller shall provide Buyer with a schedule of Employees on an approved leave of absence.

17

(f)          Employee Communications. Seller and Buyer shall coordinate and cooperate with each other prior to the Closing Date as to the form and content of any communication from Buyer or any of its affiliates to the Employees regarding the Sale, including communications about employment offers (“Employee Communication”). Buyer and its affiliates shall not disseminate any Employee Communication without the prior approval of Seller, which approval shall not be unreasonably withheld or delayed. Seller and its affiliates shall not disseminate any Employee Communication without the prior approval of Buyer, which approval shall not be unreasonably withheld or delayed.

(g)          Employee Information and COBRA Obligations. In addition to the other information specifically provided for herein, Seller and Buyer shall furnish to each other such employee information and such descriptions of HR policies, procedures, and benefit plans and benefit premium information applicable to Transferring Employees as either party may reasonably request, both prior to and after the Closing Date, including (without limitation) years of service to be counted for eligibility and vesting purposes under any employee benefit plans and information pertinent to determinations concerning COBRA coverage. “COBRA Coverage” means any and all health continuation obligations under ERISA Section 601, Code Section 4980B and/or applicable state law arising from an individual’s loss of coverage under Seller’s health plan whether before or after the Closing Date. Seller agrees that it will continue to maintain a group health plan for at least three years following the Closing Date and will continue to provide COBRA coverage to all individuals who had become entitled to such coverage in its health plan before the Closing Date and will also provide COBRA coverage to individuals who had been covered in its health plan who become eligible for COBRA coverage as a result of loss of coverage in Seller’s health plan on or after the Closing Date (including to individuals who become employed with Buyer or any of its affiliates but, because of the part-time nature of their employment, may not be eligible for coverage under Buyer’s health benefits plans).

(h)          Severance. Buyer will offer employment to all Employees as of the Effective Time. If within one year from the Effective Time, any Transferring Employee (1) is involuntarily terminated by Buyer or any of its affiliates without Cause (defined below), (2) has his or her opportunity for compensation materially reduced after the Closing Date in a manner that is contrary to the terms of this Section 11 unless such reduction is consistent with a reduction applicable to similarly-situated employees of Buyer or its affiliates, and such Transferring Employee elects to terminate his or her employment with Buyer or its affiliates as a result of such reduction, or (3) elects to terminate his or her employment with Buyer or its affiliates following a requirement that such Transferring Employee take an alternative position that requires a Geographic Relocation (as defined below) (or otherwise requires such Transferring Employee to undergo a Geographic Relocation), Buyer or its affiliates will provide severance benefits to such Employee or Transferring Employee in accordance with Schedule 11(h) attached hereto. The obligations to pay any Severance Benefits under this Section 11(h) shall be subject in each case to the execution and non-revocation by the applicable Employee or Transferring Employee of a customary separation and release agreement, which shall include Seller, Buyer and their respective affiliates among the released parties and shall be substantially in the form of Exhibit J to this Agreement. For purposes of compliance with, or exemption from, Code Section 409A, any such payment shall be made on or prior to the sixtieth (60th) day after the Employee’s or Transferring Employee’s date of termination provided that there is an effective separation and release agreement in effect on such date in accordance with the immediately preceding sentence (which effectiveness takes into account the expiration of any applicable consideration and revocation period), and further provided that Buyer shall, and shall cause its affiliates to, use commercially reasonable efforts to provide the separation and release agreement to the Employee or Transferring Employee no later than the Employee’s or Transferring Employee’s date of termination and in any event, Buyer and its affiliates shall provide the separation and release agreement to the Employee or Transferring Employee no later than a date that allows for the applicable consideration and revocation period to expire before the foregoing sixtieth (60th) day. For purposes of this Section 11(h), “Geographic Relocation” means an increase in travel distance of thirty-five (35) miles or more each way from (A) the applicable Transferring Employee’s new location of employment compared to (B) the location of his or her current employment position with Seller or its affiliates, and “Cause” means (A) conduct by act or omission involving dishonesty or breach of trust, or a material violation of a legal or regulatory requirement or company policy; (B) failure to perform duties after being provided with written notice(s) consistent with the treatment accorded similarly situated employees; (C) severe misconduct for which similarly situated employees have been discharged; or (D) conduct by act or omission that is demonstrably and materially injurious to the employer and/or its affiliates, financially or otherwise, (E) engaging in conduct that would result in statutory disqualification pursuant to Section 15(b) of the Exchange Act and the regulations promulgated thereunder.

18

12.         Record Retention and Access.

Each of Buyer and Seller will preserve and safely keep, for so long as may be required under applicable law but in no event less than the standard record retention requirements in effect for each respective party, the Records and any other books or records possessed or to be possessed by such party and primarily used for and related to the Assets, Asset Obligations and/or Deposits. From and after the Closing Date, where there is a legitimate purpose, upon not less than three (3) business days’ prior notice, the Buyer shall permit the Seller and its representatives, at the Seller’s sole expense, reasonable access to inspect, make extracts from or copies of any applicable records in its possession or control relating to matters arising on or before the Closing Date and reasonably necessary, solely in connection with (a) accounting purposes, (b) regulatory purposes, (c) any claim, action, litigation or other proceeding involving the Seller or its affiliates, (d) any legal obligation owed by Seller to any present or former depositor or other customer or (e) tax purposes, provided that Seller’s activities will not unreasonably interfere with Buyer’s business operations and Seller’s inspection and/or extraction will not require Buyer to breach any obligation of confidentiality, violate any law, regulation or order regarding disclosure of information or reveal any proprietary information, trade secrets or marketing or strategic plans.

13.         Taxes.

(a)          Straddle Periods. For purposes of this Agreement, all real property, personal property, ad valorem or other similar taxes (not including income taxes) levied with respect to the Assets and the Branches for a taxable period that includes the Closing Date (“Straddle Period”) shall be apportioned between pre-closing tax period (which ends on the close of the Closing Date, for which Seller is responsible, the “Pre-Closing Tax Period”), and the post-closing tax period (which begins on the first day following the Closing Date, for which Buyer shall be responsible, the “Post-Closing Tax Period) based on the number of days of such Straddle Period included in the Pre-Closing Tax Period and the number of days included in the Post-Closing Tax Period.

19

(b)          Transfer Taxes and Recording Fees. Notwithstanding anything herein to the contrary, all sales taxes, transfer taxes, ad valorem taxes and recordation fees or similar taxes or fees which are payable or arise as a result of this Agreement or consummation of the transactions contemplated hereby will be paid by the party upon whom such taxes are imposed. Sales taxes on the Assets, if any, will be paid by Buyer. Each of Buyer and Seller will cooperate with the other party to provide information necessary to address Branch-related questions to taxing authorities.

(c)          Tax Cooperation. Each Buyer and Seller will cooperate with the other party to provide information necessary to address Asset and Branch-related inquiries from taxing authorities.

14.         Seller’s Representations and Warranties.

Seller represents and warrants to Buyer as follows:

(a)          Corporate Status. Seller is duly organized, validly existing and in good standing under the laws of the United States.

(b)          Corporate and Other Authority. Seller has full corporate power and authority to carry on the business of the Branches as presently conducted, to own the Owned Real Estate and lease the Leased Real Estate and to operate the Branches in places where Seller’s business is conducted. Seller has full corporate power and authority to enter into this Agreement, to comply with and perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the Sale have been duly and validly authorized by all necessary corporate action. No other approvals or consents are required to execute and deliver this Agreement and to consummate the Sale other than the appropriate regulatory approvals and third party consents for the assignment of contractual obligations, where required.

(c)          Absence of Conflict, Breach or Violation. Neither the execution and delivery of this Agreement nor the consummation of the Sale, will: (1) result in a breach or violation of Seller’s Articles of Association or By-Laws; (2) result in a violation or material breach of any term, condition or provision of, give rise to any right of termination, cancellation or acceleration with respect to or result in the creation of any material lien, charge or encumbrance upon any property or asset of Seller used in connection with the business of the Branches, pursuant to any note, bond, mortgage, indenture, license, agreement or other written instrument or obligation to which Seller is a party; or (3) subject to the receipt of the appropriate regulatory approvals, violate any statute, law, writ, injunction, decree, regulation or order of any governmental or regulatory authority applicable to Seller.

(d)          Approvals and Consents. Other than the regulatory approvals contemplated in Section 21(c), no notices, reports or other filings are required to be made by Seller with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller from, any governmental or regulatory authorities of the United States or the several States in connection with the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby by Seller.

20

(e)          Leases. Each Branch Lease is the valid and binding obligation of Seller, and to Seller’s knowledge, of each other party thereto; and there does not exist with respect to Seller’s material obligations thereunder, or to Seller’s knowledge, with respect to the material obligations of the lessor thereof, any default, or event or condition that constitutes or, after notice or passage of time or both, would constitute a default on the part of Seller or the lessor, as applicable, under any such Branch Lease. As used in this Section 14(e), the term “lessor” includes any sub-lessor of the property to Seller. The Branch Leases give Seller the right to occupy the building and land comprising the related Branch in accordance with the terms of such Branch Lease.

(f)          Binding Obligation. Each of this Agreement and the other agreements to which Seller is a party that have been executed and delivered on or prior to the date hereof have been, and each of the other documents to which Seller is a party that will be executed and delivered prior to, at or after the Closing, will be, upon their execution and delivery, duly and validly executed and delivered by Seller and constitutes and will constitute the legal, valid and binding obligation of Seller (subject to receipt of the appropriate regulatory approvals) enforceable in accordance with its terms, except as the enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, conservatorship, receivership or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles (regardless of whether the issue of enforceability is considered in a proceeding in equity or at law).

(g)          Condition of Assets. Except as otherwise provided in this Agreement, Seller makes no representation and warranty with respect to the condition of the Real Estate (environmental or otherwise). Schedule 14(g) provides a complete and accurate list, to Seller’s knowledge, of all Environmental Reports relating to the Branches. There is no condemnation or similar proceeding pending, or to the Seller’s knowledge threatened, which would preclude or impair the use of the Branches as presently being used in the conduct of the business of Seller. There is no legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental investigation pending or, to the best knowledge of Seller, threatened which seeks to impose on Seller in connection with the Branches any material liability arising under laws and regulations relating to the Owned Real Estate, including an Environmental Law, to materially affect Buyer’s use and enjoyment of the Owned Real Property. Seller is not subject to, nor is threatened by, any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing liability with respect to the Real Estate. Seller has received no written notice of any material default or breach by Seller under any covenant, condition, restriction, right of way or easement affecting the Owned Real Estate or any portion thereof, and, to Seller’s knowledge, no such default or breach now exists.

21

(h)          Environmental Representations and Warranties. To the best of Seller’s knowledge (1) there are no Hazardous Substances or underground storage tanks in the soil or groundwater, on, or under the Real Estate except those that are both (A) in compliance with all Environmental Laws and with permits issued pursuant thereto (if required by applicable law) and (B) fully disclosed to Buyer in writing pursuant to the written report(s) resulting from the environmental assessment(s) of the Real Estate delivered to Buyer as identified in Schedule 14(g) attached hereto (referred to collectively as the “Environmental Report”); (2) there are no past or present releases of Hazardous Substances in, on, under or from the Real Estate except as described in the Environmental Report; (3) there are no Hazardous Substances migrating to the Real Estate except as described in the Environmental Report; (4) Seller is in compliance with Environmental Laws and with permits issued pursuant thereto in connection with the Real Estate except as described in the Environmental Report; (5) Seller has not received any written notice from any person or entity (including but not limited to a governmental entity) relating to Hazardous Substances or remediation or any environmental conditions which constitute a violation of Environmental Law in connection with the Real Estate, or any administrative or judicial proceedings in connection with the foregoing except as disclosed in the Environmental Report; and (6) Seller has provided in writing any and all information relating to conditions in, on, under or from the Real Estate contained in Seller’s files and records, including but not limited to any reports relating to Hazardous Substances in, on, under or from the Real Estate and/or to the environmental condition of the Real Estate.

(i)          Deposits. All of the Deposit accounts have been administered and originated in compliance in all material respects with the documents governing the relevant type of Deposit account and all applicable laws. The Deposits are insured to the maximum extent permitted by the FDIC through the Deposit Insurance Fund. Seller has filed all reports and paid all premiums required under the Federal Deposit Insurance Act, as amended, with respect to the maintenance of deposit insurance, and to Seller’s knowledge, there are no Deposits that are subject to any judgment, decree or order of any regulatory authority, other than garnishments.

(j)          Litigation and Undisclosed Liabilities. There are no actions, complaints, petitions, suits or other proceedings or any decree, injunction, judgment, order or ruling entered, promulgated or pending or, to Seller’s knowledge, threatened against Seller and affecting or relating to in any manner the Branches, the Assets, or the Assumed Liabilities or against any of the Branches that, individually or in the aggregate, would reasonably be expected to have a material adverse effect. To Seller’s knowledge, there are no facts or circumstances that would reasonably be expected to result in any material claims, obligations or liabilities with respect to the Branches, the Assets or the Assumed Liabilities other than as otherwise disclosed in this Agreement.

(k)          Status of Loans and Deposits . The information with respect to the Loans and Deposits provided to Buyer on the date of this Agreement and in connection with the Closing Date and Settlement Date is true and correct as of the dates indicated on the information, and none of the Loans contained in the information are Excluded Loans, except as expressly provided in the information. The terms of the Loans and the Qualified Excluded Loans, the Loan documentation for the Loans and the Qualified Excluded Loans, and the manner in which the Loans and the Qualified Excluded Loans have been administered and serviced do not violate applicable federal or state law, rule or regulation. Seller is in possession of a materially complete file with respect to each Loan and Qualified Excluded Loan containing all of the requisite material documents and instruments.

22

(l)          Regulatory Matters.

(1)         There are no pending or, to Seller’s knowledge, threatened disputes or controversies between Seller and any federal, state or local governmental agency or authority, or investigation or inquiry by any such agency or authority, materially affecting or relating to the Branches, the Assets or the Assumed Liabilities.

(2)         Seller has not received any indication from any federal or state governmental agency or authority that such agency would oppose or refuse to grant any requisite regulatory approval and Seller knows of no reason relating to Seller for any such opposition or refusal.

(3)         Seller is not a party to any written order, decree, agreement or memorandum of understanding with, or commitment letter or similar submission to, any federal or state regulatory agency or authority charged with the supervision or regulation of depository institutions, nor has Seller been advised by any such agency or authority that it is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, commitment letter or submission, in each case materially affecting or relating to the Branches, the Assets or the Assumed Liabilities.

(m)          No Violation of Laws.

(1)         Seller is in compliance in all material respects with all laws, statutes and regulations applicable to the conduct of its banking business at the Branches and has not received written notification from any agency or department of any federal, state or local government asserting a violation of any such law, statute or regulation, threatening to revoke any license, franchise, permit or government authorization material to the conduct of the banking business at the Branches or restricting the operation of the banking business at the Branches.

(2)         Seller, with respect to the Branches, possesses all permits necessary for the lawful operation of the Branches as presently conducted or for the ownership of the Assets and Deposits and all such permits are in full force and effect, and none is subject to any proceeding or action for its suspension, cancellation, modification, or revocation, and to Seller’s knowledge, no such action or proceeding is threatened, and Seller is in compliance in all material respects with all such permits.

(n)          Certain Labor and Employment Matters.

(1)         Seller has provided or made available to Buyer a complete list of all employees employed at the Branches as of no more than thirty (30) days prior to the date of this Agreement, with such list the information contemplated in Section 11(c) of this Agreement.

(2)         Seller, with respect to the Branches and the Employees, is not and has not been a party to and is not and has not been bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization (“Collective Bargaining Agreements”), nor are or have the Branches (or Seller with respect to the Branches or any of the Employees) now or at any time within the last five years been the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Seller, with respect to the Branches or Employees, to bargain with any labor organization as to wages or conditions of employment, nor is there now or has there at any time within the last five years been any strike or other labor dispute involving it pending, threatened or, to Seller’s knowledge, anticipated, nor to Seller’s knowledge is there now or has there at any time within the last five years been any activity involving its employees or any union or other employee organization seeking to certify a collective bargaining unit or engaging in other organizational activity.

23

(3)         Seller, in the operation of the Branches, has complied and is now in compliance, in all material respects, with all applicable laws relating to its employees and employee practices, and Seller has not received any written notice that past or present conditions of the Branches, the Assets or the Deposits violate any applicable legal requirements concerning Seller’s employees and employment relationships at the Branches. There is no litigation pending or to Seller’s knowledge, threatened relating to the Branch’s employment or individual independent contractor relationships, whether related to regulatory compliance, personal injury (including death) or property damage, based on, arising out of, caused by or related to violations of law or order.

(o)          No Defaults. Seller is not in material default under any material agreement, commitment, arrangement, insurance policy or other instrument relating to the Branches and to the best knowledge of Seller there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

(p)          Status of Assets, Deposits and Assumed Liabilities. The information with respect to the Assets, the Deposits and Assumed Liabilities provided to Buyer on the date of this Agreement and in connection with the Closing Date and Settlement Date is true and correct as of the dates indicated on the information.

(q)          Title to Assets. Seller is the lawful owner of, or in the case of leased Assets, has a valid leasehold interest in, each of the Assets, free and clear of all encumbrances.

(r)          Available Funds. Seller has, and as of the Closing Date, will have, sufficient funds to consummate the transactions contemplated by this Agreement, including the making of payments pursuant to Section 3(a) and 3(b), as applicable.

(s)          Overdraft Loans. The Deposit-Related Loans included on Schedule 1(a)(9) do not include any overdraft facilities and lines of credit which should have been charged off in accordance with Seller’s charge-off policy.

(t)          Tax Representations:

(1)         With respect to the Deposits, Seller is in material compliance with the law and IRS regulations relative to (i) obtaining from depositors of the Deposits executed IRS Forms W-8 and W-9 and (ii) reporting of interest.

24

(2)         There are no liens for taxes allocated to or imposed on Seller on any of the Assets that Seller is aware of, and to the knowledge of Seller there is no basis for the assertion of any such liens, other than normal and recurring ad valorem tax liens and sales and use taxes on assets being sold.

(3)         Seller has paid, when due, taxes in respect of the Assets.

(4)         No tax is required to be withheld by Buyer from the Initial Payment or Final Payment as a result of the transfers contemplated by this Agreement pursuant to the Code or any other provision of federal, state, or local tax law.

(u)          Absence of Changes; Ordinary Course of Business.

(1)         Except as set forth on Schedule 14(u)(1), since January 1, 2014, there has not been any material adverse change in the business, operations, condition (financial or otherwise), liabilities, assets, or earnings of Seller (with respect to the Branches and Assets) nor, to Seller’s knowledge, has there been any event which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on any of the foregoing.

(2)         Except as set forth on Schedule 14(u)(2), between December 31, 2014 and the date hereof, Seller has conducted the business at the Branches only in the ordinary course of business, and has not taken any actions that would require the consent of Buyer pursuant to Section 16(a) if such actions had been on or after the date hereof and prior to the Closing.

(v)         Branch Financial Information. The June 30, 2015 ledger information related to the Branches, which was previously provided to Buyer as part of the diligence process, accurately reflects, in all material respects, the financial condition of the Branches.

(w)          Material Contracts. Except as set forth on Schedule 14(w) (and previously provided to Buyer), there are no material contracts related to the Assets, the Asset Obligations, the Deposits or the Branches.

(x)          Privacy of Customer Information.

(1)         Seller is the sole owner of all individually identifiable personal information (“IIPI”) relating to Branch customers, former customers and prospective customers that will be transferred to Buyer pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 14(x), “IIPI” means any information relating to an identified or identifiable natural person.

(2)         Seller’s collection and use of such IIPI, the transfer of such IIPI to Buyer, and the use of such IIPI by Buyer complies with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy laws, and any contract or industry standard relating to privacy.

25

(y)          Limitations on Representations and Warranties. Except for the representations and warranties specifically set forth in this Agreement, Seller makes or shall be deemed to make any representation or warranty to Buyer, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Seller hereby disclaims any such representation or warranty whether by Seller or any of its officers, directors, employees, agents or representatives.

15.         Buyer’s Representations and Warranties

Buyer represents and warrants to Seller as follows:

(a)          Corporate Status. Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is chartered.

(b)          Corporate Authority. Buyer has full corporate power and authority to consummate the transaction contemplated by this Agreement. The execution and delivery of this Agreement and the Sale will have been duly authorized by all necessary corporate action. No other approvals or consents are required to consummate the Sale other than the appropriate regulatory approvals. The execution, delivery and performance by Buyer of this Agreement and the Sale have been duly and validly authorized by all necessary corporate action. No other approvals or consents are required to execute and deliver this Agreement and to consummate the Sale other than the appropriate regulatory approvals and third party consents for the assignment of contractual obligations, where required.

(c)          Absence of Conflict or Breach. Neither the execution and delivery of this Agreement nor the consummation of the Sale will: (1) result in a breach of Buyer’s Articles of Incorporation or By-Laws; (2) result in a material breach of any term, condition or provision of, give rise to any right of termination, material cancellation or acceleration with respect to or result in the creation of any material lien, charge or encumbrance upon any property or asset of Buyer, pursuant to any note, bond, mortgage, indenture, license, agreement or other written instrument or obligation to which Buyer is a party; or (3) subject to the receipt of the appropriate regulatory approvals, violate or conflict with any statute, law, decree, regulation or order of any governmental or regulatory authority applicable to Buyer.

(d)          Binding Obligation. Each of this Agreement and the other agreements to which Buyer is a party that have been executed and delivered on or prior to the date hereof have been, and each of the other documents to which Buyer is a party that will be executed and delivered prior to, at or after the Closing, will be, upon their execution and delivery, duly and validly executed and delivered by Buyer and constitutes and will constitute the legal, valid and binding obligation of Buyer (subject to receipt of the appropriate regulatory approvals) enforceable in accordance with its terms, except as the enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, conservatorship, receivership or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles (regardless of whether the issue of enforceability is considered in a proceeding in equity or at law).

26

(e)          Regulatory Approvals. Buyer is aware of no condition, circumstance or event that would preclude or materially delay receipt of all necessary regulatory approvals.

(f)          Limitations on Representations and Warranties. Except for the representations and warranties specifically set forth in this Agreement, Buyer does not make, nor shall be deemed to make, any representation or warranty to Seller, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Buyer hereby disclaims any such representation or warranty whether by Purchaser or any of its officers, directors, employees, agents or representatives.

16.         Seller’s Covenants.

Seller covenants as follows:

(a)          Activity in the Ordinary Course. From the date of this Agreement until the Effective Time, Seller will conduct the business of the Branches substantially in the same manner as previously conducted, will maintain the Records substantially in the same manner as previously maintained, and will maintain the Branches in the ordinary and usual manner. Without the prior written consent of Buyer, Seller will not engage in the following between the date of this Agreement and the Effective Time:

(1)         Cause the transfer of Deposits from or to the Branches in an aggregate amount exceeding $100,000, except upon the unsolicited request of a Branch customer in the ordinary course of business and except for Deposits relating to trust or other fiduciary accounts;

(2)         Make any loan or loan commitment which will constitute a Loan to be transferred to Buyer, except extensions, renewals, modifications or amendments of existing Loans, or loans and commitments in an amount of not more than $1,000,000 made in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(3)         Acquire or dispose of any furniture, fixtures or equipment for the Branches other than pursuant to commitments made on or before the date of this Agreement and except for replacement of furniture, fixtures and equipment and normal maintenance and refurbishing in the ordinary course of business;

(4)         Increase or agree to increase the salary, remuneration or compensation of persons employed at the Branches other than with the consent of the Buyer, and in accordance with Seller’s customary policies /or bank-wide changes consistent with past practices, or pay or agree to pay any uncommitted bonus to the employees other than regular bonuses based on historical practice, where such salary increase or bonus would result in a material increase in liability for Buyer;

(5)         Establish or price Deposits at any Branch other than in the ordinary course of business consistent with Seller’s past practices (including deposit pricing policies in effect for such Branch as of the date hereof), subject to the limitation in subsection (5) below;

27

(6)         Sell, transfer, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to sell, transfer, assign, encumber or dispose of any of the Assets or Deposits existing on the date hereof, except in the ordinary course of business consistent with past practice;

(7)         Except for bank-wide promotions, offer interest rates or terms on any category of Deposits at any Branch in a manner inconsistent with Seller’s past practice or, without limiting the generality of the foregoing, accept any brokered deposits at the Branches;

(8)         Enter into, amend or renew or extend any employment contract;

(9)         Close, sell, consolidate, relocate or materially alter any Branch or otherwise file any application or give any notice to relocate or close any Branch;

(10)        Amend, terminate or extend in any material respect any Branch Lease;

(11)        Change any accounting procedures or practices that would have a material effect on the Branches or the Assets;

(12)        Take, or instruct its affiliates to take, any action (A) impairing Buyer’s rights in any Deposit or Asset; (B) impairing in any way the ability of Buyer to collect upon any Loan or Qualified Excluded Loan; (C) except in the ordinary course of servicing, waive any material right, whether in equity or at law, that it has with respect to any Loan or Qualified Excluded Loan; or (D) that could have a material adverse effect on the business or prospects of the Branches or on the consummation of the Sale;

(13)        Without the prior written consent of Buyer, offer deposit promotions to customers through the Branches; provided, however, that the restriction set forth in this Section 16(a)(13) shall not prevent Seller from offering deposit promotions (A) in the ordinary course of business consistent with past practice and (B) not specially targeted to the customers of the Branches;

(14)        Without the prior written consent of Buyer, offer rates above the rates offered by Seller to its customers nationally, except in the ordinary course of business consistent with past practice;

(15)        (A) Transfer any Employees to another branch, facility or office of Seller or any of its affiliates which is not a Branch; or (B) transfer any employee of Seller or any of its affiliates who, as of the date hereof, is not an Employee of a Branch to any Branch other than in the ordinary course of business;

(16)        Enter into any compromise or settlement of any litigation relating to the Branches, the employees of the Branches, the Assets or the Deposits; or

(17)        Agree with, or commit to, any person to do any of the things described in clauses (1) through (16) of this Section 16 except as contemplated hereby.

28

(b)          Access to Information. Seller will give Buyer access during normal business hours to the properties, documents, contracts and records relating to the Branches as Buyer from time to time may reasonably request to enable Buyer to investigate the business and properties of the Branches in accordance with this Agreement to prepare for an orderly transition following the Effective Time, and to prepare applications for the appropriate regulatory approvals. Seller will not be required to breach any obligation of confidentiality or violate any law, regulation or order regarding disclosure of information or to reveal any proprietary information, trade secrets or marketing or strategic plans.

(c)          Non-Solicitation of Business. For a period of eighteen (18) months following the Effective Time, Seller will not (1) directly and knowingly solicit the customers of the Branches for Deposit or Loan products or services; (2) use confidential information contained in Branch customer information files or records that relate to the Assets and Assumed Liabilities that are to be assumed by the Buyer pursuant to this Agreement to solicit financial services business, including deposits, loans and other financial products, of the type offered through the Branches as of the date hereof; or (3) establish or maintain any branch banking office, including owning and operating any ATM machines, in the counties listed on Schedule 16(c) (the “Restricted Region”) hereto serving the banking markets of the type conducted by Sellers as of the date hereof; provided, however, that, for the avoidance of doubt, this Section 16(c) shall not prohibit or in any way limit Seller or any of its affiliates, after the Closing Date, from: (1) indirectly establishing or maintaining any branch office or ATM in the Restricted Region as a result of the acquisition by Seller or its affiliates of an insured depository institution through a merger, consolidation, purchase and assumption or similar transaction, unless the insured depository institution’s deposits in the Restricted Region, as reported by the FDIC, constitutes more than 30% of its total deposits; (2) contacting or soliciting former customers of the Branches who have retail consumer loan, investment advisory, brokerage or trust products and services that are retained by Seller, so long as such activities are not conducted through the use of the confidential information as described above; (3) general advertising and marketing not specifically directed to Branch customers, or (4) forwarding to Branch customers notices of the Sale required by any governmental agency or by any law, rule or regulation, provided that Seller will notify Buyer prior to delivering these notices and allow Buyer to review and approve such notices.

(d)          Non-Solicitation of Employees. Beginning on the date hereof and continuing for a period of eighteen (18) months following the Closing Date, Seller will not, and shall not cause any other person to, seek to hire or solicit for employment any Transferring Employee; provided, however, that nothing in this Section 15(d) shall be deemed to prohibit Seller from (1) making general solicitations not targeted at the Transferring Employees (including job announcements in newspapers and industry publications or on the Internet), (2) soliciting any Transferring Employee whose employment is terminated by Buyer prior to Seller soliciting such Transferring Employee, (3) soliciting any Transferring Employee who has not been employed by Buyer during the six (6) month period prior to the solicitation not otherwise permitted hereunder or (4) using employee search firms, so long as such employee search firms are not instructed to and do not engage in targeted solicitations of the Employees.

29

(e)          Insurance and Maintenance of Property. Until the Effective Time, Seller will insure the Branch property owned or leased by it against all ordinary insurable risks, including, but not limited to, casualty and public liability policies relating to the Branches, and will operate, maintain and repair this property in a manner consistent with past practice.

(f)          Compliance with Laws. Seller will comply with applicable laws, statutes, ordinances, rules, regulations, guidelines, orders, arbitration awards, judgments and decrees applicable to or binding on Seller or its business or properties.

(g)          Notification of Changes. Between the date hereof and the Closing, Seller shall promptly notify Buyer in writing upon it becoming aware of (1) any material adverse effect with respect to the Branches, the Assets and the Assumed Liabilities, (2) the institution of or if known by Seller, the threat or institution of litigation against Seller, with respect to this Agreement, or the Branches, the Assets or the Assumed Liabilities, (3) the notice or other communication from any person (A) alleging that the consent of such person is or may be required in connection with the Sale or (B) in respect of any consents required to be obtained in connection with the Sale, and (4) the occurrence or existence of any event or circumstance that might reasonably be expected to result in the institution or assertion of litigation against Seller relating to this Agreement, the Branches, the Assets or the Assumed Liabilities, or that may make the satisfaction of the conditions in Section 16 impossible or unlikely.

(h)          No Solicitation of Other Bids. Seller shall not, and shall not authorize or permit any of its affiliates or any of its or their representatives to, directly or indirectly, (1) encourage, solicit, initiate, facilitate or continue inquiries regarding an Alternative Offer; (2) enter into discussions or negotiations with, or provide any information to, any person concerning a possible Alternative Offer; or (3) enter into any agreements or other instruments (whether or not binding) regarding an Alternative Offer. Seller shall immediately cease and cause to be terminated, and shall cause its affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could lead to, an Alternative Offer. For purposes hereof, “Alternative Offer” means any inquiry, proposal or offer (whether binding or non-binding) from any person (other than Buyer or any of its affiliates) relating to the direct or indirect disposition, whether by sale or otherwise, of all or any portion of the Branches, Deposits or the Assets.

(i)          Fulfill Conditions. Seller will use its best efforts to fulfill each of the closing conditions on or prior to the Effective Time.

17.         Buyer’s Covenants.

Buyer covenants as follows:

(a)          Buyer’s Applications for Approval. As soon as practicable following the execution of this Agreement, but in no event later than thirty (30) days from the date of this Agreement, Buyer will file applications as may be required by the appropriate federal and state regulatory authorities for approval to consummate the transaction contemplated by this Agreement. Buyer promptly will furnish Seller with copies of written communications filed with or received from any governmental agency in connection with the transaction contemplated by this Agreement.

30

(b)          Fulfill Conditions. Buyer will use its best efforts to fulfill each of the closing conditions on or prior to the Effective Time.

18.         Further Assurances.

Seller will deliver to Buyer other written documents, instruments, releases or otherwise as Buyer reasonably may require to effectuate the provisions of this Agreement, including effectuating the proper transfer of the Assets and Deposits. Seller will bear the cost of preparing any such transfer documents and Buyer will bear all other costs with respect these documents, including filing costs, recording fees and transfer fees.

19.         Best Efforts.

Buyer and Seller will use their best efforts in good faith to: (a) furnish information as may be required in connection with the preparation of the applications with and notifications to federal and state regulatory authorities; (b) ensure that prior to and following the Effective Time the Sale is completed in an orderly and efficient manner; and (c) take all action necessary or desirable to permit consummation of the transactions contemplated by this Agreement at the earliest possible date, including satisfying any conditions imposed by regulatory authorities in connection with the approval of the transactions contemplated by this Agreement. Neither Buyer nor Seller will take any action that would substantially impair the prospects of completing the transaction contemplated by this Agreement.

20.         Confidentiality.

Both Buyer and Seller shall hold, and shall cause their respective directors, officers, employees, agents, consultants and advisors to hold, in strict confidence (unless disclosure to a bank regulatory authority is necessary in connection with any regulatory approval or unless compelled to disclose by judicial or administrative process, or, in the written opinion of its counsel, by other requirements of law or the applicable requirements of any regulatory authority or relevant stock exchange), all discussions and information related to the Branches and, with respect to Buyer, all non-public personal information of any consumer or customer, records books, contracts, instruments, computer data, system requirements and other data and information (collectively, “Confidential Information”) furnished by the providing party pursuant to this Agreement (except to the extent that such Confidential Information can be shown to have been (a) previously known by such party on a non-confidential basis, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources by the party to which the Confidential Information was furnished and such other source is not subject to a confidentiality restriction with regard to such Confidential Information). This Section 20 shall not prohibit disclosure of Confidential Information required by applicable law to be disclosed. Such additional disclosure, however, shall be limited to that actually required by law, and the party making disclosure shall give the other party as much notice as is practicable of such obligation (except where prohibited by applicable law) so that the other party may seek a protective order or other similarly appropriate relief, and also shall undertake in good faith to have the Confidential Information disclosed treated confidentially by the other party to whom the disclosure is made. In the event the Sale is for any reason not consummated, all Confidential Information received by Buyer or Seller promptly will be returned to the other party without retaining any copies.

31

21.         Conditions Precedent to Obligations of Buyer

The obligation of Buyer to consummate the Sale will, unless waived in writing by Buyer, be subject to the satisfaction, on or before the Closing Date, of each of the following conditions (all or any of which may be waived by Buyer in whole or in part), unless the failure of any such condition shall not have a material adverse effect on the business or prospects of the Branches:

(a)          Performance of Covenants. Each of the acts and undertakings of Seller to be performed or complied with at or prior to the Effective Time have been performed in all material respects.

(b)          Representations True at Closing. The representations and warranties made by Seller are true and correct in all material respects on the Closing Date with the same force and effect as though they were made on and as of that time (except to the extent that they may become untrue or incorrect as a result of actions or transactions of Seller made with the written consent of Buyer).

(c)          Regulatory Approvals and Other Consents. Buyer has received all necessary federal and state regulatory approvals for the Sale, and any applicable waiting periods in the approvals have elapsed without challenge. All other necessary consents and approvals, the absence of which have an adverse effect on the Buyer’s rights under this Agreement or which result in the termination or loss of any right material to the business of Seller, have been received by Buyer.

(d)          Seller Officers’ Certificate. Buyer has received at Closing a certificate dated as of the Closing Date and executed by the Chief Executive Officer, the Chief Financial Officer, the President, or any Executive Vice President or Senior Vice President of Seller to the effect that each of the conditions specified in Sections 21(a) and (b) are satisfied in all material respects.

(e)          Seller Closing Deliverables. Seller has delivered to Buyer each of the certificates, instruments, agreements, documents and other items required to be delivered pursuant to Section 6 of this Agreement.

(f)          No Injunction. No court or governmental agency of competent jurisdiction has enjoined, restrained or prohibited the consummation of the Sale.

22.         Conditions Precedent to Obligations of Seller.

The obligation of Seller to consummate the Sale will be subject to the satisfaction, on or before the Closing Date, of each of the following conditions (all or any of which may be waived by Seller in whole or in part), unless the failure of any such condition shall not have a material adverse effect on the business or prospects of the Branches:

32

(a)          Performance of Covenants. Each of the acts and undertakings of Buyer to be performed or complied with at or prior to the Effective Time have been performed in all material respects.

(b)          Representations True at Closing. The representations and warranties made by Buyer are true and correct in all material respects on the Closing Date with the same force and effect as though they were made on and as of that time (except to the extent that they may become untrue or incorrect as a result of actions or transactions of Buyer made with the written consent of Seller).

(c)          Regulatory Approvals and Other Consents. Buyer has received all necessary federal and state regulatory approvals for the Sale, and any applicable waiting periods in the approvals have elapsed without challenge. All other necessary consents and approvals, the absence of which have an adverse effect on the Buyer’s rights under this Agreement or which result in the termination or loss of any right material to the business of Seller, have been received by Buyer.

(d)          No Injunction. No court or governmental agency of competent jurisdiction has enjoined, restrained or prohibited the consummation of the Sale.

23.         Termination by the Parties.

This Agreement may be terminated by the parties in any of the following ways: (a) at any time on or prior to the Closing Date by the mutual written consent of Buyer and Seller; (b) by Buyer in writing if any of Buyer’s conditions have not been satisfied or waived in writing by Buyer as of the Closing Date; (c) by Seller in writing if any of Seller’s conditions have not been satisfied or waived in writing by Seller as of the Closing Date; (d) by Seller or Buyer in writing at any time after any regulatory authority has denied any application of Seller or Buyer for approval of the Sale or establishment of a branch by Buyer and any appeals have been exhausted; or (e) by Seller or Buyer in writing if the Sale has not been consummated at least nine (9) months from the date of this Agreement.

24.         Effect of Termination.

If this Agreement is terminated pursuant to Section 23, it will become void and neither party will have any further liability or obligation with respect to this Agreement, except as otherwise provided in this Agreement or except and to the extent termination results from the breach by a party of any of its representations, warranties or covenants and except that neither party will be relieved of its obligations under Sections 20, 25, 26, and 27.

25.         Survival of Representations and Warranties.

The representations and warranties in this Agreement will survive the Closing Date as follows: (a) in the case of a fraudulent breach of a representation or warranty, indefinitely; (b) in the case of a claim based upon a breach of a representation or warranty pertaining to taxes or environmental matters, for a period equal to the applicable statute of limitations; and (c) in the case of all other claims, including those based upon the inaccuracy or breach of a representation or warranty as they relate to the Assets and the Deposits, for a period commencing at the Effective Time and ending eighteen (18) months after the Effective Time. Nothing in this Section limits the right of either Buyer or Seller to assert a claim for contribution or indemnification against the other party as a result of a claim brought by a third party against Buyer or Seller, provided that any claim for contribution or indemnification will be brought within one year from the date the third party’s action is commenced.

33

26.         Indemnification.

(a)          Seller. Seller will indemnify and hold Buyer and its directors, officers, employees and agents harmless from and against any loss, cost, expense or other damage (including attorney fees) resulting from, arising out of, or incurred with respect to: (1) the breach of a representation or warranty made by Seller in this Agreement or in any document delivered pursuant to this Agreement; (2) the breach of a covenant made by Seller in this Agreement; (3) any Excluded Liabilities; (4) taxes related to any Pre-Closing Tax Period arising from or out of the business of the Branches by Seller; or (5) claims asserted against Buyer by a third party as a result of any acts or omissions of Seller prior to the Effective Time.

(b)          Buyer. Buyer will indemnify and hold Seller harmless from and against any loss, cost, expense or other damage (including attorney fees) resulting from, arising out of, or incurred with respect to: (1) the breach of a representation or warranty made by Buyer in this Agreement or in any document delivered pursuant to this Agreement; (2) the breach of a covenant made by Buyer in this Agreement; (3) taxes related to any Post-Closing Tax Period arising from or out of the business of the Branches by Buyer; or (4) the Assumed Liabilities pursuant to this Agreement, unless the loss, cost, expense or other damage occurred as a result of an act or omission of Seller which occurred prior to the Effective Time.

(c)          Claims. Any claim for indemnification under this Section must be asserted within the applicable survival period, and if not asserted within that period the right to assert the claim will lapse. Except for claims asserted by a third party, the indemnifying party will not have any liability for a claim until the aggregate amount of the liability for the claim exceeds $20,000, at which time that party will have liability for the full amount of the claim. Other than with respect to the Excluded Liabilities or any claims by a third party, in no event will Seller’s liability for indemnification exceed the sum of the amounts listed in Subsections 3(b)(1-7).

(d)          Exclusive Remedy. The indemnification provided by this Section is the exclusive remedy with respect to any claim of any party to this Agreement against any other party to this Agreement in connection with the Sale and the remedy provided in this Section will be in lieu of any other provisions or actions that might otherwise have been available at law or in equity; provided however, that the parties agree that irreparable damage would occur if certain non-solicitation and non-compete restrictions, as set forth in Sections 16(c) and (d) and Section 20 herein, were not performed in accordance with the terms of this Agreement and, accordingly, that the parties shall be entitled without the necessity of posting a bond or other security, to seek an injunction or injunctions to prevent breaches of Sections 16(c) and (d) and Section 20 of this Agreement or to enforce specifically the performance of the terms and provisions set forth therein.

34

27.         Defense of Claims.

If any third party asserts a claim against Buyer which, if successful, would entitle Buyer to indemnification under this Agreement, Buyer will give notice of the claim to Seller and Seller will have the right to assume the defense of the claim at its expense with counsel reasonably satisfactory to Buyer, provided Seller diligently pursues the defense of the claim. If Seller does assume the defense, it will indemnify and hold Buyer harmless from and against any and all losses, damages and liabilities caused by or arising out of any settlement or judgment of such claim. In addition, Buyer will have the right to participate in the defense of the claim at its expense, in which case Seller will cooperate in providing information to and consulting with Buyer about the claim and Seller will not consent to the entry of judgment or enter into any settlement without the prior written consent of Buyer. If Seller does not assume the defense of the claim, Buyer may defend against and/or settle the claim in the manner and on the terms as it in good faith deems appropriate and will be indemnified for the amount of any judgment or settlement and for all losses or expenses, legal or otherwise, incurred in connection with the defense and/or settlement of the claim. Failure by Seller to give written notice to Buyer of its election to defend the claim within thirty days after written notice of the claim is given to Seller by Buyer will be deemed a waiver of Seller’s right to defend the claim.

28.         Public Announcements.

Seller and Buyer will agree as to the timing, form and substance of any press release relating to the Sale, provided that nothing will prohibit either party from making any disclosure which it deems necessary to comply with applicable law.

29.         Exhibits.

On or before the date of this Agreement, Seller will provide Buyer with certain information related to the business of the Branches, attached to this Agreement as exhibits and incorporated in this Agreement by reference.

30.         Brokers.

Except for the engagement of Sandler O’Neill & Partners, L.P. by Seller and the engagement of FBR Capital Markets & Co. by Buyer, Buyer and Seller each represent and warrant that all negotiations relative to the Sale have been carried on without the intervention of any third parties.

31.         Payment of Expenses.

Except as set forth in Schedule 31 or as otherwise expressly provided in this Agreement, each party will bear and pay all costs and expenses incurred by it or on its behalf in connection with the Sale, including expenses incurred in connection with regulatory approvals or for any notices to Branch customers, or for each party’s respective costs of the data processing conversion.

35

32.         Entire Agreement.

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of the Sale and supersedes all negotiations, preliminary agreements and all prior or contemporaneous discussions and understandings of the parties.

33.         Amendments.

No amendment, change, modification or waiver of any of the terms of this Agreement are effective unless made in writing and executed by both parties.

34.         Assignment.

This Agreement is binding upon, and will inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by either party without the prior written consent of the other.

35.         Addresses for Notice.

All communications provided for under this Agreement must be in writing and will be deemed given when delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the other party at the following address (or such other address as specified in writing):

If to Seller:	with a copy to:

BMO Harris Bank N.A.	Thomas R. Homberg
c/o Michael Dzamba	Godfrey & Kahn, S.C.
111 West Monroe Street	780 North Water Street
Chicago, Illinois 60606	Milwaukee, WI 53202
Fax: (312) 293-4031	Fax: (414) 273-5198

Christine DeMott
BMO Financial Group
111 West Monroe Street
Chicago, Illinois 60606
Fax: (312) 293-8376

If to Buyer:	with a copy to:

Seacoast National Bank	Randolph A. Moore
c/o Dennis S. Hudson	Alston & Bird LLP
815 Colorado Avenue	1201 West Peachtree Street
Stuart, FL 34994	Atlanta, GA 30309
Fax: (772) 463-8977	Fax: (404) 253-8340

36

36.         Counterparts.

This Agreement and all other documents executed in connection with the Sale may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

37.         Severability.

If any provision contained in this Agreement becomes illegal, null or void or against public policy, the remaining provisions will not be affected.

38.         Governing Law.

This Agreement will be governed by and construed in accordance with the laws of Delaware, without regard to conflicts of law principles.

[Signature Page Follows]

37

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

SELLER		BUYER

BMO HARRIS BANK N.A.		SEACOAST NATIONAL BANK

By:	/s/ Stephen R. Taylor	By:	/s/ Dennis S. Hudson, III

Name:	Stephen R. Taylor	Name:	Dennis S. Hudson, III

Its:	CFO, BHB	Its:	Chairman & CEO

38